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                                                                    Page 1 of 6

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*


                              CSS INDUSTRIES, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                  --------------------------------------------
                                 (CUSIP Number)

                             David R. King, Esquire
                           Morgan, Lewis & Bockius LLP
                                One Logan Square
                           Philadelphia, PA 19103-6993
                                  215-963-5371
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 19, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                  Page 2 of 6

CUSIP NO. 178666 10 3
                        AMENDMENT NO 22 TO SCHEDULE 13D
______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jack Farber
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,424,429 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,891,935 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,424,429 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,891,935 shares
_______________|_____|________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,392 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                  Page 3 of 6

CUSIP NO. 178666 10 3
                        AMENDMENT NO 22 TO SCHEDULE 13D
______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Delv, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,515,151 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,515,151 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,151 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                   Page 4 of 6
CUSIP NO. 178666 10 3
                        AMENDMENT NO 22 TO SCHEDULE 13D


      This Amendment Number 22 amends the Schedule 13D (the "Statement") filed by Jack Farber, with respect to shares of common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

      This Amendment Number 22 is being filed to reflect a contribution by Jack Farber and his wife, Vivian, of a total of 1,515,151 shares of Common Stock to Delv, L.P., a family limited partnership.

Item 2.           Identity and Background.
-------           ------------------------

      (a) Delv, L.P. (the "Partnership"), an entity organized under the laws of the State of Delaware, is hereby added as a Filing Person. Delv, Inc., a Delaware corporation (the "General Partner") is the sole general partner of the Partnership. Jack Farber is the stockholder of the General Partner. Ellen Beth Kurtzman, the daughter of Jack Farber, is the sole director and the President, Secretary and Treasurer of the General Partner.

      (b) The Partnership's address is 1105 North Market Street, Wilmington, DE 19801.

      (c) The principal business of the Partnership is to manage the assets of the Partnership.

      (d) Neither the Partnership, the General Partner nor any officer or director of the General Partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) During the last five years, neither the Partnership, the General Partner nor any officer or director of the General Partner was a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
-------           --------------------------------------------------

      Mr. Farber made a gift of 15,151 shares of Common Stock to his wife, Vivian, and then Mrs. Farber transferred those 15,151 shares of Common Stock and Mr. Farber transferred an additional 1,500,000 shares of Common Stock to the Partnership as a capital contribution to the Partnership. Immediately following the transfer, partnership interests representing 1,500,000 of the shares will be owned by Mr. Farber and partnership interests representing 15,151 shares will be owned by Mrs. Farber. Mr. Farber intends over time to gift limited partnership interests in the Partnership to members of his family. The General Partner has sole voting and dispositive power over all shares owned by the Partnership.


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                                                                    Page 5 of 6
CUSIP NO. 178666 10 3
                        AMENDMENT NO 22 TO SCHEDULE 13D


Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

      (a)         Securities Beneficially Owned by the Person Identified in
Items 1 and 2.

                  See the answers to row numbers 7 through 12 of the cover page. All percentages are calculated based upon 10,936,589 shares of Common Stock represented by the Company to be outstanding as of December 31, 1997.

      (b) Voting Power of Securities Beneficially Owned by the Person Identified in Items 1 and 2.

                  See the answers to row numbers 7 through 12 of the cover pages. Supplementally:

                  Jack Farber owns 1,424,429 shares of record.

                  The General Partner has the power to vote and dispose of the 1,515,151 shares of Common Stock owned by the Partnership. Mr. Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Mr. Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ms. Kurtzman has the power to vote and dispose of shares held by the Partnership. Mr. Farber disclaims any beneficial interest in the shares held by the Partnership for the account of limited partners other than Mr. Farber.

                  Jack Farber shares the power to vote and dispose of 92,784 shares of Common Stock owned by the Farber Foundation, Inc. (the "Farber Foundation") with two officers of CSS, who are the other members, officers and directors of the Farber Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Foundation.

                  Jack Farber also shares the power to vote and dispose of 284,000 shares of Common Stock owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation") with his spouse, his son and his daughter, who are members, officers and directors of the Farber Family Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Family Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Family Foundation.

                  The shares shown in the answer to row number 11 of Jack Farber's cover page includes 74,028 shares held directly by Mr. Farber's wife, as to which Mr. Farber disclaims beneficial ownership.

      (c)         Transactions in Last Sixty Days.
                  -------------------------------

                  On December 19, 1997, Jack Farber made a gift of 15,151 shares of Common Stock to Mrs. Farber. On December 19, 1997, Mr. and Mrs. Farber made an aggregate contribution of 1,515,151 shares of Common Stock to the Partnership.

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                                                                   Page 6 of 6
CUSIP NO. 178666 10 3
                        AMENDMENT NO 22 TO SCHEDULE 13D

                                    SIGNATURE


      We, the undersigned:

      1. Agree that this statement is filed on behalf of the undersigned.

      2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                           JACK FARBER


                                           ------------------------------------


                                           DELV, L.P.

                                           By:  DELV, INC., its General Partner


                                           By:  /s/ Ellen Beth Kurtzman
                                                -------------------------------
                                                Ellen Beth Kurtzman
                                                President




Date: January 8, 1998